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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47288

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Celadon Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Center Street
(No. and Street)

Chatham (City) New Jersey (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daryl Hersch (973) 701-8033
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, (Address) Winter Park, (City) Florida (State) 32789 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Daryl Hersch . swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Celadon Financial Group, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President/m.m.

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Celadon Financial Group, LLC

December 31, 2011

CRI CARR RIGGS & INGRAM
CPAs and Advisors
LIMITED LIABILITY COMPANY
www.CRIcpa.com

Financial Statements

Celadon Financial Group, LLC

December 31, 2011

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

To the Members
Celadon Financial Group, LLC
Chatham, New Jersey

We have audited the accompanying statement of financial condition of Celadon Financial Group, LLC, as of December 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Celadon Financial Group, LLC, as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and computation of aggregate indebtedness, as of December 31, 2011, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Carr Riggs & Ingram LLC

February 27, 2012

CELADON FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 755,716
Due from clearing broker	362,044
Deposits with clearing broker	100,000
Securities owned, at market value	179,568
Deposits and other assets	22,000
	$ 1,419,328

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 113,873
Commissions payable	92,390
Securities sold not yet purchased, at market value	151,941
Note payable	77,778
	435,982
Members' equity	983,346
	$ 1,419,328

See notes to financial statements.

CELADON FINANCIAL GROUP, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Commission income	$ 4,896,318
Net trading gain	736,409
Interest and dividend income	390,592
Service fee income	244,684
Other	161,512
	6,429,515
Expenses:	
Employee compensation and benefits	2,326,198
Clearance charges	1,993,683
Quotation and communication expenses	72,871
Rent	202,753
Professional fees	523,843
Insurance	19,566
Regulatory fees, registration fees and licenses	160,786
Telephone and utilities	50,301
Office expenses	126,245
Meals and entertainment	76,337
Dues and subscriptions	25,050
Depreciation expense	3,426
Interest and other	243,107
	5,824,166
Net income	$ 605,349

See notes to financial statements.

CELADON FINANCIAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$ 775,741
Members' distributions	(397,744)
Net income for the year ended December 31, 2011	605,349
Balance, December 31, 2011	$ 983,346

See notes to financial statements.

CELADON FINANCIAL GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income	$ 605,349
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,426
Forgiveness of debt	(22,222)
Changes in operating assets and liabilities:	
Increase in due from clearing broker	(56,483)
Decrease in deposits with clearing broker	50,090
Decrease in securities owned	248,760
Decrease in deposits and other assets	36,000
Decrease in accounts payable and accrued expenses	(29,258)
Decrease in commissions payable	(22,367)
Decrease in securities sold not yet purchased	(26,082)
Total adjustments	181,864
Net cash provided by operating activities	787,213
Cash flows from financing activities:	
Proceeds from note payable	100,000
Members' distributions	(397,744)
Net cash used by financing activities	(297,744)
Net increase in cash and cash equivalents	489,469
Cash and cash equivalents at beginning of year	266,247
Cash and cash equivalents at end of year	$ 755,716

See notes to financial statements.

CELADON FINANCIAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
Celadon Financial Group, LLC (the "Company") is primarily owned (97.5%) by two members, Cambria Holdings, Inc. ("Cambria") and the Company's President, who is also the sole stockholder of Cambria. Cambria was also the sole stockholder of Securities & Investment Planning Company ("SIPC"). The Company was formed as a limited liability company in 2009 with no pre-determined operating life. The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company brokers securities transactions for customers, for the purchase and sale of marketable securities on their behalf, on a fully disclosed basis with a clearing broker.

In 2009, Cambria's sole stockholder transferred its ownership and interest in SIPC's assets, liabilities and equity to Cambria who, in turn, contributed these balances to the Company, in a tax free transaction. As both entities are under common control, there was no revaluation of the carrying values of recorded assets and liabilities that were ultimately contributed to the Company. From March 9, 2009 forward, brokerage and other services were provided to clients by Celadon Financial Group, LLC. SIPC was formally dissolved and liquidated in the year ending December 31, 2010.

The Company received approval from FINRA to continue membership as a broker dealer under the same Central Registration Depository as that utilized by SIPC.

Cash equivalents:
For purposes of reporting cash flow, cash and cash equivalents include operating, savings, and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Securities owned and securities sold not yet purchased:
Securities owned and securities sold not yet purchased are valued using fair market values, as reported by stock exchanges and published quote prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investments are recognized in operations.

Due from clearing broker:
Due from clearing broker represents commissions receivable that are uncollateralized trade obligations due under normal trade terms. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker. Payments of commissions receivable are remitted monthly by the clearing broker. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2011.

1. Nature of operations and summary of significant accounting policies - continued:

Concentration of credit risk – cash balances:

The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in the banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Deposits with clearing broker:

The Company is required to maintain cash balances with clearing agents, which are restricted as to use. As of December 31, 2011, the Company had in effect clearing agreements with two independent brokers (Pershing, LLC and Merrill Lynch). The Company currently has a depository account with Pershing, LLC in the amount of $100,000 at December 31, 2011.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Accordingly, actual results could differ from those estimates.

Property and equipment:

Depreciation of furniture and fixtures, equipment and leasehold improvements is provided for on a straight-line basis over the estimated useful lives of such assets. Estimated useful lives of the furniture, equipment, and leasehold improvements are from five to seven years.

Revenue recognition:

Revenue is recognized by the Company when earned. Commission revenue consisting of securities transactions are recognized on a trade date basis.

Income taxes and uncertain tax positions:

The Company is organized as a limited liability company under the laws of the State of Delaware structured to be treated as a partnership for income tax purposes. Items of income or loss are allocated to the members in accordance with their respective equity interests and are reported on their individual or corporate federal and state income tax returns.

1. Nature of operations and summary of significant accounting policies - continued:

Income taxes and uncertain tax positions - continued:

The Company has adopted the provisions of Financial Accounting Standards Board (*"FASB ASC") No. 740, Income Taxes*. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2008 for all major tax jurisdictions.

As of December 31, 2011, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Computation of customer reserve:

The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

2. Fair value of financial instruments:

FASB ASC No. 825, *Financial Instruments* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, while level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

2. Fair value of financial instruments – continued:

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The "Securities owned" and the "Securities sold not yet purchased" accounts are based upon quoted prices on active exchanges, such as the New York Stock Exchange, and therefore are classified as Level 1 securities.

The following presents the Company's December 31, 2011 assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Level 1
Securities owned	$ 179,568
Securities sold not yet purchased	(151,941)
Investments at fair value	$ 27,627

3. Property and equipment:

Property and equipment, at cost, consists of the following:

Furniture and fixtures	$ 56,795
Leasehold improvements	1,913
Equipment	181,665
	240,373
Less accumulated depreciation	(240,373)
	$ -

4. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. The Company reduced their net capital requirement from $250,000 to $100,000 in May 2010, with the approval of FINRA.

At December 31, 2011, the Company had excess net capital of $723,948 and a net capital ratio of .34 to 1.

5. Liabilities subordinated to claims of creditors:

None of the Company's liabilities have been subordinated to the claims of creditors at December 31, 2011.

6. Financial instruments with off-balance sheet risk and concentrations of credit risk:

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

Securities are subject to risk conditions of market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain securities and the level of uncertainty to changes in the value of securities, it is at least reasonably possible that changes in risks in the near term could materially affect securities balances and the amounts reported in the accompanying statement of financial condition. The securities balances as of December 31, 2011 include equity, option and bond securities. The haircut on securities owned, as presented on the accompanying supplemental schedule was $137,398, which includes the haircut on option securities of $113,926. The options generally expire through the first half of 2012. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligations under these options may exceed the amount recognized in the December 31, 2011 statement of financial condition.

7. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ 234,749
Income taxes	$ 4,769

The Company realized $22,222 in forgiveness of debt in connection with a note payable to its clearing broker. This note contains provision for forgiveness of principal amounts, amortized monthly, for as long as the Company maintains a business relationship with the clearing broker.

8. Commitments:

The Company is obligated under a non-cancelable lease agreement for office space in New York City expiring in August 2012. Future aggregate minimum rental commitments for the year ending December 31, 2012 is $92,456.

The Company also has a month-to-month lease agreement for office space in Chatham, New Jersey. Rent expense relative to the above lease agreements was $202,753 for the year ended December 31, 2011 and is included in the accompanying statement of operations as rent expense.

The Company is also subject to claims and actions from customers and regulators that arise in the normal course of operations. Management believes the outcome of all such actions will not have a material adverse effect on its financial condition, results of operations and cash flows.

9. Defined contribution plan:

The Company has a 401(k) defined contribution plan which covers substantially all employees. The Company may contribute a matching contribution, which is solely at the discretion of the Company. Contributions to the plan totaled $3,324 in 2011.

10. Concentrations:

During the year ended December 31, 2011, the Company earned approximately 33% of its revenue from one customer.

11. Related party transactions:

An affiliate introduced accounts to the Company and was paid fees for doing so by the Company in 2011. As part of this arrangement, the Company executes transactions as well as performs ministerial account duties. The affiliate shared common ownership with the Company. Total fees paid to the affiliate for the year ended December 31, 2011 were $119,814. There is an amount due to affiliate at December 31, 2011 totaling $12,709, which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

12. Subsequent events:

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on February 27, 2012.

SUPPLEMENTARY INFORMATION

CELADON FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Net capital	
Total members' equity	$ 983,346
Deductions:	
Non-allowable assets:	
Deposits and other assets	(22,000)
Net capital before haircuts on securities positions	961,346
Haircuts on securities	(137,398)
Net capital	$ 823,948
Reconciliation with Company's computation (included in Part II of From X-17A-5 as of December 31, 2011)	
Net capital, as reported in Company's Part II FOCUS report	836,657
Adjustments:	
Audit adjustment to record accounts payable	(12,709)
	$ 823,948

CELADON FINANCIAL GROUP, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 113,873
Commissions payable	92,390
Note payable	77,778
	$ 284,041
Ratio of aggregate indebtedness to net capital	.34 to 1

See independent auditor's report

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

To the Members
Celadon Financial Group, LLC
Chatham, New Jersey

In planning and performing our audit of the financial statements of Celadon Financial Group, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Fuqua & Ingham LLC

February 27, 2012

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Accountant's Report On Applying Agreed-Upon Procedures Required By SEC Rule 17a-5(e)(4)

To the Members
Celadon Financial Group, LLC
Chatham, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation Form (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Celadon Financial Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Celadon Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Celadon Financial Group, LLC's management is responsible for Celadon Financial Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (bank statement and general ledger) noting no differences.
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. We compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed. There was no overpayment noted.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion, on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr Riggs & Ingram LLC

February 27, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ______________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047288 FINRA DEC
CELADON FINANCIAL GROUP LLC 13*13
19 CENTER ST
CHATHAM NJ 07928-2500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 10,370

B. Less payment made with SIPC-6 filed (exclude interest) ((5,131.26))

09/22/11 CK 6114
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 5,238.74

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

[signature] S. Hersch
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of February, 2012.

Managing Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 2011
and ending 12/31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,441,344
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	64,854
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,993,683
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 234,749	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	234,749
Total deductions	2,293,286
2d. SIPC Net Operating Revenues	$ 4,148,058
2e. General Assessment @ .0025	$ 10,370.15
	(to page 1, line 2.A.)